Exhibit 99.1

Jianpu Technology Inc. Appoints New Independent Director

Beijing, November 19, 2018 /PRNewswire/ – Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced the board of directors (the “Board”) has appointed Mr. Kuang-Yu (Jeff) Liao as an independent director, effective November 15, based on the unanimous recommendation of the nominating and corporate governance committee of the Board. Mr. Kuang-Yu (Jeff) Liao has been appointed as the chairman of the nominating and corporate governance committee, a member of both the audit committee and the compensation committee of the Board.

“We are excited and honored to welcome Jeff to our Board,” remarked Mr. David Ye, Co-Founder, Chairman and Chief Executive Officer of Jianpu. “He has over 30 years of business operations, talent development, and innovation experience in Fintech, consumer finance, Internet, and online retail industry, as well as corporate management and governance experience in top tier technology companies with global presence. The technology platforms established by Jeff and his team connected tens of millions of consumers, SMEs with banks and other institutions. We look forward to having Jeff on board and learning from his business acumen and strategic vision for the Internet, financial services and online retail market, which is increasingly embracing technology and the overall “digital revolution.” As we further grow our business and seek to fulfill our mission of becoming everyone’s financial partner, his insights will be highly valuable to the Company.”

Mr. Kuang-Yu (Jeff) Liao has 30 years of experience in operations and senior management across online payments, e-Commerce, and consumer finance in Greater China. He served as the head of Apple Pay Asia from November 2014 to March 2018. In the ten years before he joined Apple Pay Asia, Mr. Liao held several senior executive positions at global technology companies, including head of Visa China, CEO of eBay Greater China, head of PayPal China and general manager at Standard Chartered Consumer Bank China. Prior to that, he also held key posts at GE Capital, Citicorp and American Express in Hong Kong and Taiwan. Currently, Mr. Liao serves as an independent director of Zizaike.com, a privately held company that operates an online marketplace for hospitality service. Mr. Liao received a bachelor’s degree in chemical engineering from Tsing Hua University (Taiwan) in 1982 and graduate study in material science from San Jose State University  in 1987.

The Company also announced the following changes to the Board committees, effective November 15:

•                  Mr. Kuang-Yu (Jeff) Liao has been appointed as the chairman of the nominating and corporate governance committee, a member of the audit committee and a member of the compensation committee.

•                  Mr. David Ye no longer serves as the chairman of the nominating and corporate governance committee.

•                  Mr. James Qun Mi no longer serves as a member of the nominating and corporate governance committee.

•                  Mr. Kui Zhou no longer serves on the audit committee.

•                  Mr. Chenzhao Zhuang no longer serves on the compensation committee.

Upon the effectiveness of these changes, the Board will consist of ten directors, including three independent directors.

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068

E-mail: IR@rong360.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6202

E-mail: jianpu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: jianpu@tpg-ir.com